MiddleBrook Pharmaceuticals, Inc.
20425 Seneca Meadows Parkway
Germantown, MD 20876
July 28, 2008
Jeffrey Riedler, Esq.
Song P. Brandon, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, D.C. 20549

RE:	MiddleBrook Pharmaceuticals, Inc. Preliminary Proxy Statement on Schedule 14A, Filed July 16, 2008 File No. 0-50414
Dear Mr. Riedler and Ms. Brandon:
We have considered carefully the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 25, 2008 (the “Comment Letter”) with respect to the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy”) filed on July 16, 2008 by MiddleBrook Pharmaceuticals, Inc., a Delaware corporation (the “Company”). On behalf of the Company, we respectfully provide our response to the Staff comment below. As per the telephone conversation between Ms. Song Brandon and our counsel Avinash Ganatra, Esq. of Dewey & LeBoeuf LLP, on Friday, July 25, 2008, we have provided our response supplementally in this letter and have not filed an amended Preliminary Proxy at this time. As discussed with Ms. Brandon, we will await your decision on whether you would require us to amend our Preliminary Proxy to include the additional disclosure provided in response to your comment. We have incorporated the text of the Staff comment below for convenience.
Staff Comment and Company Response
Schedule 14A
1.	Please revise your disclosure to provide for a discussion of the material terms of the November 2007 sale of assets to Deerfield Management.
Response:
Pursuant to a conversation with you on July 25, 2008, we are providing, on a supplemental basis, the following information with respect to the November 2007 sale of assets to Deerfield Management (the “Deerfield Asset Sale”). Please note that information relating to the Deerfield

July 28, 2008

Asset Sale is also contained in a Current Report on Form 8-K filed by the Company on November 13, 2007, the Company’s annual report on Form 10-K for the year ended December 31, 2007 and the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2008.
On November 7, 2007, the Company entered into asset purchase agreements with each of Kef Pharmaceuticals, Inc. (“Kef”) and Lex Pharmaceuticals, Inc. (“Lex”). Kef and Lex are affiliates of Deerfield Management L.P. (“Deerfield”), a healthcare investment fund and one of the Company’s largest equity stockholders. Pursuant to these agreements, the Company sold to Kef its existing cephalexin inventory and sold to Lex its approved new drug applications relating to cephalexin, technical data surrounding those new drug applications and the trademark “KEFLEX” and all registrations and applications for registration thereof. Pursuant to these agreements, the Company received an aggregate purchase price of $7.5 million, less a $500,000 payment to Deerfield. Pursuant to a consignment of those assets and license of those intellectual property rights back to the Company, the Company continues to operate its existing cephalexin business, subject to certain consignment and royalty payments to Deerfield.
In addition, the Company granted to Deerfield six-year warrants (the “Deerfield Warrants”) to purchase 3.0 million shares of the Company’s common stock at $1.38 per share, the closing market price for the Company’s common stock on November 7, 2007. The terms of the Deerfield Warrants provide that, in the event of a Major Transaction (as defined in the Deerfield Warrants), any of the holders of the Deerfield Warrants may, at its option, require the Company to redeem its outstanding warrants in accordance with the terms of the Deerfield Warrants.
In connection with the foregoing asset sale transactions, on November 7, 2007, Deerfield, Kef, Lex and the Deerfield investment funds that are the stockholders of Kef and Lex entered into two stock purchase agreements (the “Kef SPA” and the “Lex SPA”) with the Company.
Pursuant to the Kef SPA, the Company was granted an option to purchase all the outstanding capital stock of Kef (the “Kef Option”), thereby reacquiring all the assets previously sold to Kef, for an exercise price of $2,700,000, subject to certain adjustments (the “Kef Exercise Price”). On June 26, 2008, pursuant to the terms of the Kef SPA, the Company extended the Kef Option from its initial termination date of June 30, 2008 to December 31, 2008 by making a payment to Kef of $400,000. The Company is permitted to further extend the Kef Option to September 30, 2009 by making an additional payment to Kef of $1,350,000. All such extension payments will be credited against the Kef Exercise Price.
Pursuant to the Lex SPA, the Company was granted an option to purchase all the outstanding capital stock of Lex (the “Lex Option”), thereby reacquiring all the assets previously sold to Lex, for an exercise price of $6,300,000, subject to certain adjustments, plus an additional $2,000,000 per year that passes between the execution of the Lex SPA and the exercise of the Lex Option (the “Lex Exercise Price”). On June 26, 2008, pursuant to the terms of the Lex SPA, the Company extended the Lex Option from its initial termination date of June 30, 2008 to December 31, 2008 by making a payment to Lex of $950,000. The Company is permitted to further extend the Lex Option to September 30, 2009 by making an additional payment to Lex of $3,150,000. The Company is permitted to extend the Lex Option further still to its ultimate termination date of November 1, 2012 by making an additional payment to Lex of $2,200,000. All such extension payments will be credited against the Lex Exercise Price.
The Company may not exercise the Lex Option without first exercising the Kef Option. The Company’s exercise of the Kef Option and Lex Option is mandatory upon a change of control of the Company.

July 28, 2008

As disclosed in the Preliminary Proxy, in connection with a proposed financing with EGI Group Investments, L.L.C and its affiliates, the Company has entered into an agreement, dated as of July 1, 2008 (the “Deerfield Agreement”), with Deerfield, Kef, Lex, the Kef stockholders and the Lex stockholders, under which the Company has agreed to repurchase, for approximately $11 million, on or before the closing of the proposed financing transaction (the “Closing”), its Keflex assets previously sold to the Deerfield entities and to terminate its royalty obligations to certain Deerfield entities. Additionally, each of the applicable Deerfield entities has agreed to irrevocably exercise its option to require the Company to redeem the Deerfield Warrants, upon the occurrence of the Closing, for an aggregate redemption price of approximately $8.8 million.
In connection with the response to the comment set forth above, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company respectfully requests the Staff’s assistance in completing the review of the Preliminary Proxy as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests to me at Tel: (301) 944-6650 (Fax: (301) 944-6700) or to our counsel Avinash Ganatra, Esq. of Dewey & LeBoeuf LLP at Tel: (212) 259-7540 (Fax: (212) 259-6333).
Sincerely,
/s/ Edward M. Rudnic
Edward M. Rudnic, Ph.D.
President and Chief Executive Officer

cc:	Robert C. Low, MiddleBrook Pharmaceuticals, Inc. Frederick W. Kanner, Esq., Dewey & LeBoeuf LLP Avinash V. Ganatra, Esq., Dewey & LeBoeuf LLP